# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OLD POINT FINANCIAL CORP, CIK 0000740971
CUSIP: 680194107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1 WEST MELLEN ST, HAMPTON, Virginia (VA), 23663
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001102256

## Reporting persons
- OLD POINT TRUST & FINANCIAL SERVICES N A: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 1,018; shared voting power 163,591; sole dispositive power 19,393; shared dispositive power 66,429; aggregate amount beneficially owned 164,609 (3.2% of the class)

## Item 1. Issuer
Name of issuer: OLD POINT FINANCIAL CORP
Address of issuer's principal executive offices: 1 WEST MELLEN ST, HAMPTON, VIRGINIA, 23663

## Item 2. Person Filing
Name of person filing: OLD POINT TRUST & FINANCIAL SERVICES, N.A.
Address of principal business office or, if none, residence:
11780 JEFFERSON AVENUE SUITE D / PO BOX 6270
NEWPORT NEWS, VIRGINIA 23606
Citizenship: A TRUST COMPANY ORGANIZED AND EXISTING UNDER THE LAWS OF THE UNITED STATES OF AMERICA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 164,609
Percent of class: 3.24%
Sole power to vote or to direct the vote: 1018 (but which, as a matter of Virginia Law, cannot be voted unless a Co-Fiduciary is appointed for the sole purpose of voting such shares)
Shared power to vote or to direct the vote: 163,591 (but 18,375 shares of which, as a matter of Virginia law, can only be voted by the co-fiduciary that has been appointed for the sole purpose of voting such shares, and 68,778 shares of which, as a matter of Virginia law, cannot be voted unless a co-fiduciary is appointed for the sole purpose of voting such shares)
Sole power to dispose or to direct the disposition: 19,393
Shared power to dispose or to direct the disposition: 68,778

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported on this schedule 13G are held by Old Point Trust & Financial Services, N.A., as trustee, fiduciary, custodian or administrator of various accounts. No single account holds more than 5% of the outstanding shares of common stock of Old Point Financial Corporation.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OLD POINT TRUST & FINANCIAL SERVICES N A: Eric Kauders, President and CEO (02/14/2025)